UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: July 31, 2020

FAST CASUAL CONCEPTS INC

(Exact Name of Registrant as Specified in its Charter)

Wyoming	834100110
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

141 Amsterdam Rd.,

Grove City, PA 16127

(Address of Principal Executive Offices)

801-871-5225

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Fast Casual Concepts Inc.as of July, 31 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Six Months Ended June 30, 2020 Compared to the period from Inception on March 23, 2019 through June 30, 2019

Revenues

We had $412,336 in revenues from food and beverage sales at our three stores during the six months ended June 30, 2020. We had no revenue with no stores open during the period from inception on March 23, 2019 through June 30, 2019.

Operating Expenses

Operating expenses were $599,959 and $10,932 for the six months ended June 30, 2020 and the period from inception on March 23, 2019 through June 30, 2019, respectively. The increase in operating expenses is in all categories, as discussed in detail below, and are a result of the commencement of our operations of three stores since the period ended June 30 2019.

Cost of sales was $198,266 and $0 for the six months ended June 30, 2020 and the period from inception on March 23, 2019 through June 30, 2019, respectively, and consists of food, beverage and service supplies used in our three operating stores.

Facility expenses increased $27,523, to $31,590 in the six months ended June 30, 2020 compared to $4,067 during the period from inception on March 23, 2019 through June 30, 2019. The increase is due to the entry into four leases for our three currently operating stores and our one store under construction.

Compensation expense and general and administrative expenses increased by $159,877 and $154,580 in the six months ended June 30, 2020 to $163,440 and $157,882, compared to $3,563 and $3,302 during the period from inception on March 23, 2019 through June 30, 2019, respectively. The increases are directly related to the operations and administrative expense requirements of the three new operating stores and our one store under construction.

Depreciation and amortization expense was $48,781 in the six months ended June 30, 2020 due to placing three new stores into operations in the third quarter of 2019 and first quarter of 2020. There were no operating stores during the period from inception on March 23, 2019 through June 30, 2019.

We incurred an operating loss of $187,623 during the six months ended June 30, 2020, as compared to $10,932 during the period from inception on March 23, 2019 through June 30, 2019. The $176,691 increase is mainly due to the due to the increases in administrative expenses as discussed above.

We incurred total other expense of $862,518 during the six months ended June 30, 2020, as compared to income of $665 in the six months ended June 30, 2019. The $863,183 increase, is mainly due to a $680,000 loss on issuance of convertible debt and $183,552 in debt discount amortization expense as a result of the issuance of common stock as inducement to convertible note holders.

Loss from Operations

Net loss from operations totaled $187,623 and 10,932, for the six months ended June 30, 2020 and the period from inception on March 23, 2019 through June 30, 2019, respectively. The increase in net loss is due to the commencement of operations of three store locations during the second half of 2019 resulting in operating expenses as discussed above during the six months ended June 30, 2020 totaling $599,959 being in excess of revenues of $412,336. We had no such revenues during the prior comparable period and a minimal $10,932 of operating expenses.

Liquidity

Current assets at June 30, 2020 totaled $34,206 and was composed of $4,865 in cash, $3,680 in accounts receivable and $25,661 in inventory, as compared to current assets of $13,971 consisting of cash of $2,165 and inventory of $11,806 at December 31, 2019. The increases are due to the commencement of operations of three store locations during the second half of 2019.

During the six months ended June 30, 2020, our operating activities used net cash of $191,307 compared to $10,444 in the comparable 2019 period. The increase of $180,863 in cash used in operations is mainly due to the $174,091 increase in net loss as discussed above and a net increase of $68,920 in liabilities, partially offset by a $14,805 increase in net assets and a $47,343 increase in non-cash depreciation and amortization.

Cash used in investing activities was $32,811 in the six months ended June 30, 2020 period and $6,438 in the comparable 2019 period. Cash payments of $66,721 and $6,438 were made for furniture and equipment purchases during the six months ended June 30, 2020 as compared to the prior 2019 period. We received lease incentive payments from our landlord of $33,910 during the six months ended June 30, 2020, there were no such incentive payments in the comparable 2019 period.

Financing activities provided $226,818 in cash during the six months ended June 30, 2020. We received $131,770 in proceeds and repaid $5,467 in principal on notes payable to related parties, $105,100 in proceeds from US government stimulus loans and repaid $4,585 on notes payable. We received $17,036 in proceeds on notes payable to related parties during the period ended June 30, 2019.

At June 30, 2020, the Company had working capital $255,144, as compared to $348,806 at December 31, 2019.

Item 2.	Other Information

None

Item 3.	Financial Statements

Fast Casual Concepts Inc

Balance Sheet

As of June 30, 2020

(unaudited)

Total
ASSETS
CURRENT ASSETS
Cash	4,865
Accounts receivable	3,680
Inventory	$25,661
Total Current Assets	$34,206
OTHER NON-CURRENT ASSETS
Property, equipment, net	532,863
Lease Assets	511,040
Deposits	$511,863
TOTAL ASSETS	$1,089,889
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	78,854
Lease Liabilities	84,099
Notes payable, current portion	23,564
Notes payable, related party	$102,803
Total Current Liabilities	$289,320
OTHER NON- CURRENT LIBAILITIES
Operating lease liabilities	456,488
Notes payable, related portion	$636,419
Notes payable	$202,354
TOTAL LIABILITIES	1,584,581
STOCKHOLDERS’ DEFICIT
Common stock; $0.001 par value, 750,000,000 shares authorized and 100,000,000 and 100,000,000 shares issued and outstanding, respectively	100,000
Additional paid-in capital	(90,000)
Accumulated deficit	(504,692)
Total stockholders’ deficit	(494,694)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,089,889

FAST CASUAL CONCEPTS INC PROFIT AND LOSS

July 31, 2020

(unaudited)

July 31, 2020
REVENUES
Food and beverage sales	412,336
Total Revenue	412,336

COSTS AND EXPENSES
Cost of sales	198,266
Facility expenses	31,590
Compensation expense	163,440

General and administrative	157,882

Depreciation and amortization	48,781

Total operating expenses	599,959
Loss from Operation	(187,623)
OTHER INCOME (EXPENSE)	31,39553
Other income-EIDL grant	10,000
Interest expense	(7,400)
Total other expense	2,600
Loss before income taxes	(185,023)
Provision for income taxes	—
Net Loss	(185,023)
Basic loss per common share	(0.00)
Basic weighted average common shares outstanding	100,000,000

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance, Inception March 23, 2019	—	$—	$—	$—	$—

Net loss for the period ended June 30, 2019	—	—	—	(10,932)	(10,932)

Balance, June 30, 2019	—	$—	$—	$(10,932)	$(10,932)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2019	10,000,000	$10,000	$—	$(319,669)	$(309,669)

Forward split, 10-for-1	90,000,000	90,000	(90,000)	—	—

Net loss for the six months ended June 30, 2020	—	—	—	(185,023)	(185,023)

Balance, June 30, 2020	100,000,000	$100,000	$(90,000)	$(504,692)	$(494,692)

	For the Six Months Ended June 30, 2020	For the Period from Inception on March 23, 2019 Through June 30, 2019

Cash flows from operating activities:
Net loss	$(185,023)	$(10,932)
Adjustments to reconcile net loss to net
cash (used) provided by operating activities:
Depreciation and amortization expense	48,781	1,438
Common stock issued for services	—	—

Changes in operating assets and liabilities:
Increase in inventory	(13,855)	(777)
Increase in accounts receivable	(3,680)	—
Decrease in leased assets	35,016	2,717
Increase in other assets	(4,975)	(4,239)
Decrease in accounts payable and accrued expenses	(6,721)	2,700
Decrease in lease liabilities	(60,850)	(1,351)
Net cash used in operating activities	(191,307)	(10,444)

Cash flows from investing activities:
Cash received from leasehold improvements	33,910	—
Purchase pf property and equipment	(66,721)	(6,438)
Net cash used in financing activities	(32,811)	(6,438)

Cash flows from financing activities:
Proceeds from the issuance of notes payable, related party	131,770	17,036
Proceeds from stimulus loans	105,100	—
Payments on notes payable, related party	(5,467)	—
Payments on notes payable	(4,585)	—
Net cash provided by financing activities	226,818	17,036

Net change in cash	2,700	154
Cash, beginning of period	2,165	—

Cash, end of period	$4,865	$154

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$7,419	$—
Cash paid for taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Leased assets acquired through operating lease	$127,428	$113,624
Notes payable issued for accounts payable	$25,750	$—

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 28, 2020.

FAST CASUAL CONCEPTS INC

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on October 28, 2020.

/s/ George Athanasiadis
Name: George Athanasiadis
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Tim Seivers
Name: Tim Seivers
Chief Operating Officer